UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Marrone Bio Innovations, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

57165B106
(CUSIP Number)

Pamela G. Marrone

Chief Executive Officer

c/o Marrone Bio Innovations, Inc.

1540 Drew Avenue

Davis, CA 95618

(530) 750-2800

with copies to:

Charles S. Farman, Esq.

Alfredo B. D. Silva, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Pamela G. Marrone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A+

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

	7	SOLE VOTING POWER
		854,885 shares of Common Stock (including 565,594 shares of Common Stock issuable upon exercise of options)*
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH:		854,885 shares of Common Stock (including 565,594 shares of Common Stock issuable upon exercise of options)*

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
854,885 shares of Common Stock (including 565,594 shares of Common Stock issuable upon exercise of options)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38% *

14	TYPE OF REPORTING PERSON
IN

+ See Item 3 with respect to the source and amount of funds or other consideration for the shares of Common Stock.

* See Item 5(a) with respect to the shares of Common Stock beneficially held by the Voting Parties (as defined in Item 4).

CUSIP No. 57165B106	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.00001 par value (“Common Stock”), of Marrone Bio Innovations, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1540 Drew Avenue, Davis, California 95618.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by and on behalf of Pamela G. Marrone, a citizen of the United States of America, who currently serves as the Chief Executive Officer of the Issuer, with respect to the shares of Common Stock held by Pamela G. Marrone. Pamela G. Marrone is referred to herein as the “Reporting Person.”

(b)	The principal business address of the Reporting Person is 1540 Drew Avenue, Davis, California 95618.

(c)	The principal business of the Reporting Person is to serve as Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person received the shares of Common Stock and options reported in this Schedule 13D through the Issuer’s existing equity incentive plans for its employees, directors and other qualified individuals.

Item 4.	PURPOSE OF TRANSACTION

On December 15, 2017, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors, including Ospraie Ag Science LLC (“Ospraie” and, together with the other investors, the “Buyers”). Under the terms of the Purchase Agreement, the Buyers agreed to purchase an aggregate of 44,000,0001 units (the “Units”), with each Unit purchased by the Buyers consisting of one share of Common Stock and one warrant to purchase one share of Common Stock. The sale of the Units pursuant to the Purchase Agreement closed on February 5, 2018 (the “Closing”).

CUSIP No. 57165B106	SCHEDULE 13D	Page 4 of 6 Pages

In connection with the Closing, the Issuer appointed two new directors designated by Ospraie to the Issuer’s Board of Directors (the “Board”) effective upon the Closing (the “Initial Designees”). The two Initial Designees are Messrs. Robert A. Woods and Yogesh Mago. Mr. Woods joined the Board as Chairman, and serves on the Audit Committee of the Board, the Nominating and Corporate Governance Committee of the Board and the Compensation Committee of the Board, which he chairs. Mr. Mago serves on the Nominating and Corporate Governance Committee of the Board, which he chairs.

In addition to other customary closing conditions under the Purchase Agreement, the Issuer was required to:

● Enter into lock-up agreements with each of the Issuer’s directors and executive officers, including the Reporting Person; and

● Enter in a voting and lock-up agreement with the Reporting Person, affiliates of Ospraie, affiliates of Waddell & Reed Financial, Inc. and affiliates of Ardsley Advisory Partners (the “Voting and Lock-up Agreement” and such parties, collectively, the “Voting Parties”), pursuant to which the Voting Parties agreed to vote their Common Stock in favor of two additional nominees to the Board to be designated by Ospraie at the Issuer’s 2018 Annual Meeting of Stockholders.

The foregoing descriptions of the Purchase Agreement, the Voting and Lock-Up Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full texts of the Purchase Agreement and the Voting and Lock-Up Agreement, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

In her capacity as Chief Executive Officer of the Issuer, the Reporting Person may engage in discussions with management, the Board, stockholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated: (i) based on an aggregate of 102,023,668 shares of Common Stock, which is the number of shares of Common Stock issued and outstanding immediately after giving effect to the Closing and the related transactions, and (ii) assumes the exercise of the options held by the Reporting Person.

By virtue of the Voting and Lock-Up Agreement, the Reporting Person and each of the other Voting Parties may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the group may be deemed to beneficially own an aggregate of 111,161,585 shares of Common Stock (including warrants and options to purchase an aggregate of 44,565,594 shares of Common Stock), representing approximately 75.8% of the outstanding shares of Common Stock based on the number of outstanding shares of Common Stock set forth above and assuming the exercise of the warrants and options held by the Voting Parties. The Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock beneficially owned by the other Voting Parties.

CUSIP No. 57165B106	SCHEDULE 13D	Page 5 of 6 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in this Schedule 13D, the Reporting Person did not effect any transaction in the Common Stock during the past sixty days.

(d)	No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

Exhibit 1:	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 18, 2017).

Exhibit 2:	Voting and Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 6, 2018).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

By:	/s/ Pamela G. Marrone
PAMELA G. MARRONE